Mail Stop 3561

								November 2, 2005

 BY U.S. Mail and Facsimile [ (954) 337 -  2919 ]


 Mr. George Gutierrez
   Chief Executive Officer
 ANGELCITI ENTERTAINMENT, INC.
 9000 Sheridan Street, Suite 7
 Pembroke Pines, Florida  33024

 	Re:	AngelCiti Entertainment, Inc.
 		Form 10-KSB for Fiscal Year Ended December 31, 2004
 		Filed April 5, 2005
 		File No. 0-30213

Dear Mr. Gutierrez:

	We have reviewed the above referenced filing based upon an examination restricted solely to considerations of Selected Financial
Data, Management`s Discussion and Analysis, and the Financial Statements and have the following comments. Where indicated, we think you should revise your documents in response to these comments in an amendment to the December 31, 2004 Annual Report on Form 10-KSB and the March 31, 2005 and June 30, 2005 Quarterly Reports on Form 10-QSB. Please confirm that such comments will be complied with. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing the information, we may or may not raise additional comments.

	Pursuant to Rule 101(a)(3) of Regulation S-T, your response should be submitted in electronic form, under the label "corresp," within 10 business days of the date of this letter. The amendments to the Form 10-KSB and Forms 10-QSB should be filed within 15 business days of the date of this letter.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


FORM 10-KSB (Fiscal Year Ended December 31, 2004)

Management`s Discussion and Analysis, page 12

1. We believe your MD&A should be substantially revised in order to facilitate a reader`s understanding of your business. A significant portion of your current disclosure in the MD&A merely repeats disclosure from Item 1 (Description of Business). See FR-72 for guidance.

2. In your discussion of gaming transactions and net casino revenues on page 13, please clarify that "handle" refers to the total amount wagered and further clarify that such amount is not reflected as revenue in your financial statements. This further clarification should also be made in the last paragraph of Note 1(I) to your financial statements.

3. In light of your disclosure on page 15 that current U.S. federal and state laws could be construed to prohibit or restrict online casino gambling, please state the amount and percentage of your revenues that are derived from Equivest`s customers located in the United States. This information should be presented in a table within your discussion of revenues in MD&A, and should include comparative information for the prior year (and any relevant trend data).

4. On page 16, your state that your subsidiary, Worldwide, does not own online casinos and you do not believe that Worldwide`s operations are subject to regulations or laws governing the online gaming industry. However, in your financial statements, you describe your revenues as casino revenues and, in Note 1(I) to your financial statements, you state that you follow the AICPA`s guidance on revenue recognition for casinos. Please clarify the exact nature of your operations and provide consistent disclosure throughout your filing.

Financial Statements

Statement of Changes in Stockholders` Equity, page 4 and
Note 10. Stockholders` Equity, page 17

5. Reference is made to the disclosure of 28,328,000 shares of common stock issued as a fee for obtaining a loan (i.e., collateral shares).
Supplementally tell us the consideration received for the December 2004 issuance of these shares which are held as collateral by Lemco
Holdings, Inc. If no consideration was received, such shares may not be validly issued and, therefore, they could not serve as security for the $2.4 million available Credit Facility. As such, please revise your financial statements to exclude these shares as having been treated as issued at December 31, 2004 and March 31, 2005. Also, correct your interim loss per share computations, as applicable.

6. We further note that 25,600,000 of these shares were
subsequently
cancelled and retired in April 2005 in connection with the
settlement
of $300,000 in previous borrowings, plus accrued interest, under the
Credit Facility, and that repayment of the borrowings was in the form
of the Lender retaining the remaining 2,728,000 common shares. We note that you valued the 2.7 million shares at $0.50 per share and also recorded a `loss on exchange of common stock for debt` of $1.1 million during the second quarter of fiscal 2005. Supplementally support your assertion that $0.50 was the fair market value assigned to these shares, given that you had several stock transactions during the months of April and May 2005, whereby the fair market value assigned to these transactions averaged in the range of $0.75 to in-excess of $1.00 per share. Also, the financial statements and related notes in the Fiscal 2005 Forms 10-QSB should be revised to conform with our comment above regarding the treatment of the 28.3 million collateral shares.

Note 1.  Nature of Operations and Summary of Significant
Accounting
Policies, page 6

(E) Non-Marketable Securities, page 7
and
(K) Concentration of Credit Risk, page 8

7. It is unclear how you determined that your investment in Midas Entertainment represents non-marketable securities. On page 8, under footnote (K), you state that shares of Midas are publicly traded. Please refer to the guidance in SFAS No. 115 and clarify your disclosure, as appropriate.

Note 2. Investment - Non-Marketable Securities - Related Party and Conversion of Convertible Promissory Note Receivable - Midas, page 10

8. See Section B of this Note. Please reconcile the paragraph discussion that $300 of principal could be converted for 10,000 shares of Midas, with the actual conversion of $306,246 aggregate principal and interest into 3,600,000 shares of Midas. It is unclear how the 3,600,000 shares were determined based on the disclosure details provided. Please tell us how the total number of shares was calculated.

Note 12. Combination of Entities Under Common Control, page 25

9. We note you entered into a payment processing agreement with FNC in May 2003, prior to your acquiring this related party entity in September 2003. We further note you did not record any costs for the services provided to you by FNC during this period. Supplementally, tell us the estimated amount of these services and how you determined the estimate, and why no costs were expensed in your financial statements. Also, disclose the amount of the consideration given for the acquisition of FNC. We may have further comment after our review of your response.

Other

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Closing

      You may contact Ms. Beverly A. Singleton at (202) 551-3328,
Staff Accountant, if you have questions regarding comments on the financial statements and related matters.  Please contact me at
(202)
551-3211 with any other questions.

      Sincerely,



								David R. Humphrey
								Accounting Branch Chief

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George Gutierrez
AngelCiti Entertainment, Inc.
November 2, 2005
Page 4